FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2019

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

522 N Fiske St. Suite 1 Spokane, WA 99202	(509) 994-8577
Address of Principal Executive Office	Telephone Number
Series A Preferred Stock, par value $0.0001 Class of Securities Offered

Part II.

SEC TEMPORARY FINAL RULE – 17 C.F.R. § 230.257(f)

The issuer is filing this report in reliance on 17 C.F.R. § 230.257(f). In good faith, the issuer was unable to file this report on a timely basis because the business disruptions and public health interventions relating to coronavirus disease 2019 (COVID-19) delayed the issuance of audited financial statements for the fiscal year ended December 31, 2019.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular Dated June 28, 2018 (EDGAR). Additional factors that could cause actual results to differ materially from those in any forward-looking statements in this Annual Report include, but are not limited to, the following:

•Our auditor has issued a “going concern” opinion.

•We have a limited operating history and a history of losses and may never achieve or maintain profitability.

•We need capital to achieve our technology development and business goals.

•We are reliant on the successful development of our proprietary technology and products.

•Some of our technologies are relatively new and unproven and we have limited experience introducing new products.

•We are spending time and resources with limited contractual commitment from our potential customers.

•Our business model is subject to change.

•We may be unable to protect our proprietary technologies and defend our intellectual property rights.

•We may be subject to intellectual property infringement claims in the future.

•Existing license agreements impose restrictions and requirements that may limit HyperSciences’ ability to exploit and commercialize its intellectual property.

•Competitive technologies could limit our ability to successfully deploy our technologies.

•Use of our technologies and products involve safety risks.

•We are currently dependent on a few key personnel, and loss of one or more key personnel and/or a failure to attract and retain other highly qualified personnel in the future could harm our business.

•Certain uses of our technology may be subject to regulation by federal and state governmental authorities.

•We may be unable to effectively manage the growth and expansion of our business.

•Our business may be negatively affected by the ongoing COVID-19 pandemic, including, among other things, government-issued orders to stay at home and/or to close certain businesses, unavailability of certain supplies and equipment caused by disruptions in the supply chain, and other macroeconomic effects of the pandemic.

Investors are cautioned not to place undue reliance on any forward-looking statements. HyperSciences assumes no responsibility for the accuracy or completeness of any forward-looking statements and undertakes no obligation to update or revise any forward-looking statements to conform them to actual results.

Item 1. Business

Corporation History and Background

HyperSciences was formed in October 2014 to focus on industrial, non-spaceflight applications (i.e. below 100km Mean Sea Level (“MSL”) of Earth – also known as the Von Karman Line) of the RAMAC technology.

Since its formation, HyperSciences has been partially funded for the development and testing of its HyperDrill™ technology through non-equity, sponsored research contracts with the Shell GameChanger™ Program and an oil and gas Joint Industry Project. HyperSciences has also received non-equity funding through Phase I of a NASA Small Business Innovation Research contract (the NASA “SBIR Contract”).

EnergeticX.net, LLC, a Washington limited liability Company (“EnergeticX”), was formed on February 2, 2010, for the purpose of developing and commercializing technologies relating to the Ram Accelerator (“RAMAC”), which we believe to be the world’s fastest practical commercial projectile technology. The RAMAC, first invented and tested at the University of Washington, has been demonstrated with industrial gases (natural gas, air, hydrogen, oxygen etc.) propelling low-cost plastic and metallic projectiles up to hypervelocity speeds (2.5+km/s, Mach 7.2+ or greater than 5500 mph) and is theoretically capable of firing past 8 km/s (Mach 23+; or greater than 18,000 mph).

Pipeline2Space, Inc., a Nevada corporation that is majority-owned by EnergeticX, is an entity that focuses on suborbital and/or orbital spaceflight applications (at or above 100km MSL) of the RAMAC technology.

EnergeticX is owned by Mark Russell (CEO/Founder/Director of HyperSciences), Charles Russell (VP/Director of HyperSciences), and Mary K. and Robert L. Russell (parents of Mark and Charles Russell). EnergeticX is a minority stockholder of HyperSciences, Inc., but owns the majority of issued and outstanding Common Stock of the HyperSciences.

HyperSciences has accepted $3,393,237 in convertible note funding from angel investors from 2015 through December 31, 2019 ($344,500 of which was from EnergeticX and Mark Russell in the form of forgiveness of prior debt obligations of the Company in exchange for negotiated convertible notes), and has accepted other loans as described in the “Use of Proceeds to Issuer” Section at pg. 22 of the Offering Circular.

As disclosed in the Current Report dated April 21, 2020 (EDGAR), subsequent to the fiscal year ended December 31, 2019, the Company (i) converted certain outstanding convertible notes into 607,682 shares of Series A Preferred Stock at a negotiated discount of $2.88 per-share conversion price and (ii) sold 201,823 shares of Series A Preferred Stock at $3.84 in cash. Please review the subsequent events section of the enclosed Financial Statements for additional information regarding sales of Series A Preferred Stock subsequent to the fiscal year ended December 31, 2019.

As of December 31, 2019, HyperSciences had six (6) employees, with six (6) being full-time. As of the date of this filing, the number of employees of HyperSciences is nine (9), with three (3) being full-time.

HyperSciences is not subject to any bankruptcy, receivership or similar proceeding and is not involved in any legal proceedings material to the business or financial condition of the business. HyperSciences is also not subject to any merger, consolidation, or purchase of a significant amount of assets not in the ordinary course of business. HyperSciences is not subject to any sale of a significant amount of assets not in the ordinary course of business.

Our Products

HyperSciences’ key technology is the HyperCore™, a system that utilizes low-cost chemical energy to accelerate projectiles to very high velocities. We plan to pursue resource ownership ventures or joint partnership programs where HyperCore™ technology is a key enabler to unlock resource value for our assets or partner assets. As of the date of this Annual Report, HyperSciences has achieved hypersonic velocities of 1750 meters per second (Mach 5+) and has built and demonstrated four HyperCore™ test articles of varying scale. HyperSciences has also designed, built, and tested a pre-commercial autoloading tool for HyperCore™. HyperSciences plans to initially commercialize the HyperCore™ technology in three target markets: Drilling, Tunneling & Mining, and Aerospace.

•Drilling. HyperDrill™ is a downhole energy drilling solution designed as a drop-in replacement for existing drilling systems. Traditional drills rely on rotational energy to break through rock. This system uses high velocity projectiles to directly fracture rock, which is then extracted using a modified drilling head. We have successfully completed milestones 1 through 3 of the JIP Phase I and anticipate completing milestone 4 (Completing 300 or more meters of drilling with Augmented HyperDrill (“AHD”)) in Q3-Q4 2020. Following completion of the JIP Phase I, the Company plans to pursue additional paid demonstration contracts.

•Tunneling & Mining. The Hyper Tunneling and Mining System (HTBM™) is our robotic mining and tunneling solution that uses repetitive hypervelocity projectile impacts to fracture rock for extraction. We believe this approach dramatically improves tunneling and/or mining speed, eliminates dangerous explosives, and reduces capital and operating costs compared to traditional rotary tunneling boring machines and drill and blast methods. This implementation of HyperCore™ will feature ancillary equipment developed for underground tunneling and mining, including robotic steering and acoustic damping. The end-goal is a system that is more than five times faster than traditional tunneling techniques. Achieving this speed increase would significantly improve access to mining assets that may have otherwise not been economical to extract. Additionally, the ability to strategically access assets rapidly in response to market conditions may allow greater value to be extracted from mining assets.

•Aerospace. HyperDrone™ is a scalable land or sea-based high-altitude drone launch service for communications, observation, and hypersonic propulsion markets. The length and diameter of the launch system can be modified to fit different launch parameters, and the launch system allows for a tailored G-load profile to protect sensitive equipment and instrumentation. This launch system could be used for a number of applications, including delivering communication equipment or aeronautical drone platforms (helium balloons, solar-winged vehicles, SCRAMJET test vehicles, etc.) to high altitudes (such as the stratosphere). HyperSciences completed a NASA Phase I Small Business Innovation Research Contract in 2019 and received final payment in Q3 2019. HyperSciences has applied for a variety of additional federally funded grant opportunities, including proposals to offer repetitive hypersonic testing services and to provide sub-orbital hypersonic aerospace launch services.

After successful development and commercialization of the HyperDrill™, HyperSciences plans to leverage the HyperDrill™ downhole drilling technology to provide affordable geothermal energy. Energy Anywhere™ Geothermal would leverage our high-speed drilling and scalable direct thermoelectric power generation technologies to provide a cost-effective solution for baseload power operations. This system is planned to use silicon-based thermo-electric generators to convert geothermal energy into electricity. The development of the Energy Anywhere Geothermal system is dependent on the successful development of HyperDrill, which will allow for low-cost, high-speed drilling.

Special or Distinctive Characteristics of HyperSciences’ Business

HyperSciences’ ability to accomplish its business goals depends upon numerous factors internal and external to HyperSciences. HyperSciences is a hypersonic platform technology development company. It has not yet released its products for commercial use and during the annual period ended December 31, 2019, received revenue from sponsored research funding in the amount of $501,430 in Drilling, Tunneling-Mining, and Aerospace sectors. HyperSciences is reliant upon successful development and customer adoption of its products. Product development may involve unforeseen technical difficulties or new regulatory challenges, and HyperSciences may require additional funding to support continued development. The drilling, mining, and tunneling markets all include large, established competitors. These established businesses may be able to leverage their scale and market position to prevent HyperSciences from successfully marketing its products. HyperSciences intends to provide products with commercially appealing capabilities and pricing, but HyperSciences does not yet know if it will be able to successfully achieve adoption of its products.

For additional information related to HyperSciences’ business, please review the “Risk Factors” section at page 10 of the Offering Circular.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended as a review of significant factors affecting the Company’s financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with the Company’s financial statements and the notes presented herein. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ significantly from those anticipated in any forward-looking statements as a result of the risk factors set forth above and other factors discussed in this Annual Report.

Operating Results

During the annual period ended December 31, 2019, the Company had $501,430 in revenues, compared to $82,860 in revenues for the year ending December 31, 2018. The 2018 revenues related to the first two payments received by the Company under Phase I of the NASA SBIR Contract. There was $120,000 and $0 of accounts receivable as of December 31, 2019, and December 31, 2018, respectively. The Company had net losses of $5,680,777 and $2,166,043 during the years ended December 31, 2019, and December 31, 2018, respectively. The additional losses from operations in the year ended December 31, 2019, were largely attributed to research and development, continuing patent prosecution, personnel expenses, marketing expenses, and professional fees related to continued product development and fundraising efforts of the Company. Additionally, there was interest expense from outstanding convertible notes of $205,694 and $211,847 for the two years ended December 31, 2019, and December 31, 2018, respectively.

Liquidity and Capital Resources

At December 31, 2019, the Company had working capital of $275,483, as compared to $115,638 at December 31, 2018. During the year ended December 31, 2019, the Company experienced negative cash from operations of $5,124,560, expended $298,316 for investing activities, and had $5,562,779 provided by finance activities. During the year ended December 31, 2018, the Company experienced negative cash from operations of $1,764,968, expended $424,824 for investing activities, and had $3,480,635 provided by finance activities.

During the year ended December 31, 2018, the cash used in operating activities was primarily a result of the Company’s net loss offset somewhat by $249,283 of share-based compensation and an increase of accrued interest of $213,144. During the year ended December 31, 2019, the cash used in operating activities was $5,124,560. The Company’s net loss of $5,680,777 was offset by $321,330 of share-based compensation and an increase of accrued interest of $205,694. The increase in funds provided by financing activities for the year ended December 31, 2019, was primarily a result of receiving $5,612,779 in net proceeds from the Series A Preferred stock issuances (compared to $3,415,599 in the prior year period). The large decrease in net cash used by investing activities was primarily due to the Company expending $350,000 in investments in the previous year with only $9,527 in similar investments in the current year.

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds to maintain its operations and develop the Company’s business. The Company anticipates raising additional capital, including additional equity financing, within the next twelve months for working capital and to execute its business plan, although the Company can provide no assurance that additional financing will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

As of June 10, 2020, the Company has issued or committed to issue 3,450,909 shares of Series A Preferred Stock, 2,398,284 shares (approximately $9,209,234 worth) of which were sold during the Regulation A offering that concluded in May of 2019 (the “Reg. A Offering”), 430,118 shares (approximately $1,651,653 worth) of which were sold to accredited investors during the ongoing private placement offering pursuant to Regulation D (the “506(c) Offering”), and 622,507 shares of which were issued to accredited investors in exchange for conversion of approximately $1,792,805 of principal and accrued interest of certain outstanding convertible notes (the “Note Conversion”).

The Company anticipates one or more additional closings for the 506(c) Offering in the short term, with the primary use of funds going toward ongoing operations and repayment of outstanding debt. The Company entered into that certain Amendment to Note Purchase Agreement and Convertible Notes with certain holders of outstanding convertible notes dated February 14, 2020, in which ten[10] of the thirteen[13] noteholders agreed to full or partial Note Conversion, which retired over 60% of outstanding principal and accrued interest associated with convertible notes that were outstanding as of December 31, 2019, and noteholders agreed to not declare remaining convertible notes in default until at least June 14, 2020. If, after that date, the noteholders declare the remaining notes in default and immediately payable and the Company fails to pay the amount due within five days of such notice, the interest rate of the applicable notes will increase from the current 8% to a 12% default rate. As of June 12, 2020, the principal and accrued interest amounts outstanding on the remaining convertible notes is approximately $1,024,017.

Issuer’s Material Commitments for Capital Expenditures

As of the date of this Annual Report, the Company has committed to spend (approximately):

•$250,000 for sponsored Baffled Tube Ram Accelerator research conducted at the University of Washington; and

•$10,000 per month to EnergeticX for use of the MineLab testing facility.

The Company also plans to, but has not yet committed to spend (approximately):

•$402,000 for a High Purity Quartz and Heavy Rare Earth minerals option-purchase agreement, pursuant to a term sheet entered into with Match Hit Pvt. Ltd., a private limited company controlled by Director, Charles Russell, of which the Company has made advances to date of $81,215. The existing term sheet is non-binding and subject to definitive documentation.

Trend Information

During the annual periods ended December 31, 2018 and December 31, 2019, respectively, the Company relied on funding raised under the Reg. A Offering and the 506(c) Offering as the primary sources of capital to fund its net operating losses.

During the annual period ending December 31, 2018, the Company entered into the NASA SBIR Contract, which is a fixed-price contract with NASA totaling $124,900. The contract was payable in three equal installments, the first two payments totaling $82,860 were received prior to December 31, 2018, and the final installment of $42,040 was received during the annual period ending December 31, 2019.

On May 23, 2018, the Company received a Letter of Intent for its proposed Joint Industry Project (“JIP”) from Shell International Exploration and Production, Inc. (“Shell”) expressing its intent to build upon its past non-equity investment in the Company through its GameChanger program and contribute a sum of $250,000 towards Phase I of the JIP with the budget coming from their Shell Wells Group. The definitive agreement for the JIP is structured as an amendment to the existing Shell Agreement, which is attached hereto as Exhibit 6.10, and the amendment is attached hereto as Exhibit 6.12 (the “JIP Shell Amendment”). The JIP Shell Amendment has four milestones, the first milestone provides for payment of $170,000, the fourth provides for payment of $80,000. The Company achieved the first three milestones and has received payment to date in the amount of $230,000. A major international mineral resources company has joined the JIP and has also paid the Company $230,000 pursuant to the terms of the JIP. The Company is now preparing to mobilize the pre-production HyperDrill™ to complete JIP Phase 1 field trials at the MineLab test site. Upon completion of JIP Phase 1 field trials, HyperSciences will be entitled to receive the remaining $20,000 from each of the JIP participants. The major international resources company has committed an additional total of $115,000 beyond the HyperDrill JIP toward both a tunneling study and demonstration of hypertunneling and mining field trial.

During the Company’s offering of Series A Preferred Stock pursuant to Regulation A, which commenced in the fiscal year ended December 31, 2017 and concluded in the fiscal year ended December 31, 2018, the management of the Company determined it was in the best interest of the Company to market the offering to a wider audience. For that reason, the Company engaged Dutchmen Group, Inc. (doing business as “TopHat”) to provide digital online social marketing services in support of HyperSciences’ Reg A+ offering. The structure of TopHat’s engagement enabled the management of the Company to evaluate the results achieved and modify marketing expenditures accordingly. Between October 2018 and March 2019, the Company purchased approximately $852,316 in social media advertising to promote its Series A Offering. TopHat managed the social media marketing efforts and deployed the Company’s marketing budget. For these services, TopHat was compensated at a rate of $12,000 per month in cash and $12,000 per month in common stock.

During the fiscal year ended December 31, 2018, Management of the Company determined it was in the best interest of the Company to reduce the number of HyperCore™ units to be manufactured and to make additional adjustments to the Company’s hiring and other expenditures. These changes were made to reduce overall operating expenses while continuing to pursue the general goals of its Plan of Operations as set forth in the Offering Circular, with the understanding that such changes could extend the original anticipated timeline for meeting those goals. The Company plans to continue raising additional capital as necessary in order to execute on its business plan as stated in the Offering Circular, subject to adjustment to the anticipated timeline as necessary.

Four (4) preproduction HyperCore™ units are substantially completed, three (3) of which have been “hot” fired for HyperLab and field testing as of the date of this Annual Report. The fourth is a sub-scale downhole model built to demonstrate autoloading functionality.

During the fiscal year ended December 31, 2019, the Company explored the possibility of obtaining mining exploration rights and engaged in negotiations in connection therewith. As of the date of this Annual

Report, the Company is in the process of entering into a definitive agreement and has made payments in the amount of $81,215 based on a signed term sheet as described in Note 6 of the “Financial Statements” section of this Annual Report.

Subsequent to the fiscal year ended December 31, 2019, disruptions from the COVID-19 pandemic caused the Company to transition to primarily remote operations for the three (3) months immediately preceding the date of this Annual Report. Due primarily to the COVID-19 pandemic and the related governmental orders, HyperSciences has reduced its number of contractors and is maintaining a very efficient level of personnel expenses. Current operations are conducted by hourly and salary employees, with limited use of contractors for tasks requiring specialized expertise. HyperSciences plans to increase its number of employees if and when development milestones and adequate revenues or financings are achieved. HyperSciences applied for and received $156,431 in Paycheck Protection Program funding.

Item 3. Directors and Officers

Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term of Office (if indefinite, provides date appointed)	Approximate hours per week for part-time employees
Executive Officers:
Mark C. Russell	Chief Executive Officer	48	October 13, 2014
Kemper Rojas*	Chief Financial Officer	42
Directors:
Mark C. Russell		48	April 3, 2015
Mike McSherry*		52	April 3, 2015
Charles Russell*		49	April 3, 2015

Significant Employees:
Mark C. Russell	CEO/Chief Engineer	48
Brooke Colburn	General Manager – Controls/Aerospace Engineer	41
Charles Russell	Mining Exploration/Robotics	49
Raymond Kaminski*	Brand/Marketing, Finance & Operations	36		~20-30 hours/wk
Dr. Carl Knowlen*	Ram Accelerator Chief	60		~5 hours/week

*These individuals are currently contractors of HyperSciences.

Family Relationships

Mark Russell and Charles Russell are brothers. Mark and Charles Russell, along with Mary and Robert Russell, the parents of Mark and Charles Russell, are members of EnergeticX.

Business Experience

Founder, Director, and Chief Executive Officer – Mark Russell, PE

Mark has a Masters from Stanford University in Aero/Astro engineering, is a former lead engineer and manager for Blue Origin, Senior Engineer at Intel and Aerospace Engineer at Boeing Sea Launch. Mark has a long history of family mining development, particularly in North America’s deepest hard rock mineral exploration drilling and as an engineering director for large new mines in the precious and base metals sector.

Mark Russell was engineering director of St. Augustine Gold and Copper Corp, responsible for permitting, economics and environmental impact for a 700 million ton copper project from 2011-2013 (US & Philippines). Mark has led Ram accelerator developments for EnergeticX through filing first patents and testing on HyperDrill™ and HyperBreaker™ and then formed HyperSciences in 2014, leading it as CEO from 2014 to the present.

CFO – Kemper Rojas, CPA, CFE

Kemper joined Fruci & Associates, a CPA firm, over 18 years ago as a recent graduate from the University of Washington. She is a certified public accountant (CPA), a certified fraud examiner (CFE), a certified information technology professional (CITP), and a chartered global management accountant (CGMA). She has served as the managing principal at Fruci & Associates for over 12 years.  Her area of focus is working with public companies as their PCAOB auditor as well as working with companies looking for funding via Reg A, CF or D filings by providing audited or reviewed financials as well as consulting services. In her role as managing principal at her firm, she has performed a search for likely merger candidates and has successfully executed six firm acquisitions since 2010.

Operations Advisor - Raymond Kaminski

Raymond was a Vice President at Goldman Sachs helping develop the future of digital banking and financial technology. Raymond holds both a Bachelors and Masters of Science in Engineering from University of Illinois and Missouri Science and Technology, as a former lead engineer for Boeing and NASA on the Space Shuttle and International Space Station program his innovations have granted him numerous awards in his field. Raymond has a history in the startup world as founder and current CEO of ibble, Inc. helping people build financial confidence by unlocking investment knowledge. He was founding member of Honest Dollar by leading the company’s vision as the Director of Product Development towards the one of the fastest and most talked about acquisition in Texas. Raymond brings to HyperSciences strategy and business expertise and is focused on government hypersonics contract development.

General Manager – Brooke Colburn

Brooke is an engineering professional with a Master’s Degree focused in Aeronautics and Astronautics from Stanford University. Her professional experience includes former systems engineer at Jet Propulsion Laboratory where she designed a fault-protection system for autonomous orbital sample retrieval, a GNC engineer at Northrup Grumman where she was responsible for modeling and analyzing new GNC concepts, and a GNC & software engineer at FARB Guidance where she designed and implemented a GNC system for an autonomous farming tractor. It is Brooke’s dream to use HyperSciences’ revolutionary technologies along with her well-honed analytical skills, technological abilities and leadership qualities to make the world a better place. Brooke leads day to day operations at the HyperLab test facility and is responsible for the development and testing of automated controls and robotic systems at HyperSciences.

Chief Advisor – Dr. Carl Knowlen

RAMAC Chief Advisor

PhD, AA Engineering, MSAA, BSAA, University of Washington, Seattle.

Dr. Knowlen is a Research Associate Professor at the University of Washington and has held that position for over 10 years. Dr. Knowlen’s research activities are related to energy conversion, combustion physics, and hypervelocity propulsion relating to research programs on the Ram accelerator hypervelocity mass driver. Dr. Knowlen has authored, co-authored and advised on countless papers on Ram accelerator theory, test and operations with over 3 decades of experience running the world’s preeminent academic ram accelerator research facility at the University of Washington in Seattle. Dr. Knowlen is the co-inventor of Baffle Tube Ram Accelerator BTRA technology and is the world’s foremost expert in Ram accelerator theory and operations.

Director and Vice President of Robotic Mining Business Development – Charles Russell

Charles was one of the first investors in the commercialization of the RAMAC technology and is also a HyperSciences Director. His past experiences involve exploration, development, permitting and sales of mineral projects in Asia. Charles is responsible for managing HyperSciences’ remote MineLab testing facility and installation and controls of the RAMAC instrumentation and robotic automation. From 2011-2015, Charles has been the founder and president of RRPM, Radiant Rare and Precious Metals. Charles discovered a rare-earth deposit in Asia, explored, drilled and sold the property to a major Rare Earths company. Charles is currently President of Kong Bot, LLC a robotics development company located in Spokane, Washington and Bangkok, Thailand.

Director – Mike McSherry

Mike is a serial entrepreneur based in Seattle, WA. Mike is the CEO of Xealth and has held that role since January 2017. Xealth is a digital prescribing tool that lets doctors and care teams easily prescribe digital services (articles, videos, apps, programs, devices) to patients - just as they do for medications today. Xealth has successfully completed its Series B with DFJ + Providence, UPMC, Hennepin & Froedtert health systems and others to expand its platform to dozens of use cases and additional Provider health systems.

Mike’s previous experience includes being former CEO of SWYPE (mobile app) as well as other large communication platforms. Mike executed the sale of SWYPE to Nuance Communications and remained as VP Advertising & Content Nuance Communications, Oct 2011 – May 2014.

Nuance Communications, VP Advertising & Content

Nuance Communications, Oct 2011 – May 2014.

* Invented Voice Ads, "Siri for Advertising". Uses voice recognition in ads with multiple patents issued

* Signed business development deals with the world's leading ad networks. Worked with global top 10 brands to launch campaigns.

* Developed advertising business models for voice personal assistants.

* Partnered with leading media and content companies for search and content integration.

Criminal Proceedings

None.

Compensation of Directors and Executive Officers

The following table provides the annual compensation received by the three highest paid persons who were executive officers or directors during the Company’s last completed fiscal year:

Name	Role	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Mark Russell	CEO	$198,000	0	$198,000
Kemper Rojas*	CFO	$86,558	$57,297	$143,855
Charles Russell	Mining Manager	$180,000	0	$180,000

* Kemper Rojas is a contractor and is paid via her CPA firm Fruci & Associates, PS.

Aggregate Director Compensation

The three directors of the Company received an aggregate total compensation of$0 for the Company’s last completed fiscal year for their role as directors.

Proposed Future Compensation

Mark has earned a salary of approximately $198,000 annually for the past four (4) years. At the discretion of the Board of Directors, a pay increase of approximately 20% may be authorized and bonus paid out based on sales and technical milestone performances met. The other Executive compensation will be determined by the board. Salaries will be reasonable and typically expected to be less than the CEO compensation package.

The Members of the Board may be allowed to be compensated at $2,500/month for their services

The CFO, Kemper Rojas of Fruci & Associates, has a contract position as a part-time CFO, the fee is billed hourly up to $6,500 per month, and any hourly overages are to be paid in stock. The payments are made directly to the accounting firm Fruci & Associates, PS.

Item 4. Security Ownership of Management and Certain Securityholders

The following table, as of June 11, 2020, identifies the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities, or having the right to acquire those securities.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common	Mike McSherry	203,553	None	3.70%
Common	EnergeticX.net LLC*	3,708,092	None	67.46%
Common	Charles Russell	37,500	None	0.68%
Common	Mark Russell	52,131	None	0.95%

* EnergeticX is owned by Mark Russell (CEO/Founder/Director of HyperSciences), Charles Russell (VP/Director of HyperSciences), and Mary K. and Robert L. Russell (parents of Mark and Charles Russell).

Item 5. Interest of Management and Others in Certain Transactions

The Company has entered into the following transactions in which management of related persons have an interest that are outside the ordinary course of our operations:

•A Master Services Agreement and Master Testing Agreement between HyperSciences and EnergeticX, its parent and largest shareholder.

•In association with the formation of HyperSciences, an assignment of patent assets by EnergeticX to HyperSciences in exchange for 2,800,000 shares of HyperSciences common stock and a license to the patents within a limited field of use (Exhibits 6.7 and 6.14).

•Contracted services through MineLab LLC and Radiant Rare and Precious Metals (RRPM), companies owned by Charles Russell, who is a 20% owner of EnergeticX and a director of HyperSciences, Inc. Charles Russell also performed contracting services for the Company.

•The Company has accepted $95,000 in cash advances from Mary and Robert Russell (parents of Mark and Charles Russell) that are intended to be memorialized into a promissory note, $50,000 of which has been repaid.

•The Company has entered into a non-binding term sheet with Match Hit Pvt. Ltd., a private limited company controlled by Charles Russell, which, subject to a definitive agreement, would grant HyperSciences the right to purchase capital stock of Match Hit Pvt. Ltd for a High Purity Quartz and Heavy Rare Earth Elements Mineral property.

For additional information, please see Note 6 to the “Financial Statements” section of this Annual Report.

Item 6. Other Information

The Company has determined the Exhibit 6.7 license agreement identified as EnergeticX License Agreement (Exhibit F) granting certain exclusive patent rights to EnergeticX.net, LLC was amended and restated in its entirety on June 26, 2015 and is attached hereto as Exhibit 6.14. The Company further determined the license agreement identified as EnergeticX License Agreement (Exhibit G), which would grant certain non-exclusive patent rights to EnergeticX.net, LLC upon the occurrence of certain conditions was terminated effective as of June 26, 2015, as set forth in Exhibit 6.13 hereto.

Item 7. Financial Statements

Financial Statements

December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

HyperSciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HyperSciences, Inc., (“the Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Method Related to Leases

As discussed in Notes 1 and 10 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification 842 - Leases.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a history of net losses and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017

DeCoria, Maichel & Teague P.S.

Spokane, Washington

June 8, 2020

FINANCIAL STATEMENTS:   Page

Balance sheets16

Statements of operations17

Statement of changes in stockholders’ deficit18

Statements of cash flows19

Notes to financial statements20-34

HyperSciences, Inc.

Balance Sheets

	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$ 1,431,036	$ 1,291,133
Accounts receivable	120,000	-
Investments in mutual funds	374,537	349,950
Prepaid expenses	-	81,730
Total current assets	1,925,573	1,722,813
Equipment, net	119,321	31,355
Right of use asset	42,854	-
Patents, net	458,594	316,996
Investment in related party company	30,000	-
Deposits	2,991	-
Total assets	$ 2,579,333	$ 2,071,164

Liabilities and stockholders' deficit
Current liabilities
Accounts payable	$ 96,551	$ 98,648
Related party payables	1,371	3,281
Accrued interest	82,217	61,407
Payroll liabilities	5,045	13,027
Convertible notes payable, current portion	1,430,812	1,430,812
Lease liability, current portion	34,094	-
Total current liabilities	1,650,090	1,607,175

Accrued interest	652,446	467,562
Convertible notes payable	1,140,359	1,140,359
Related party advances	45,000	95,000
Common stock payable	85,946	50,043
Non-current lease liability	12,142	-
Total long term liabilities	1,935,893	1,752,964
Total liabilities	3,585,983	3,360,139

Commitments and contingencies (Note 10)	-	-

Stockholders' deficit
Series A preferred stock, $0.0001 par value; 4,050,000 shares authorized, 2,793,246 and 1,049,491 shares issued and
outstanding at December 31, 2019 and 2018
(liquidation preference of $10,726,065 and $4,030,045)	279	105
Common stock, $0.0001 par value; 15,000,000 shares authorized,
5,460,827 and 5,397,727 shares issued and outstanding at December 31,
outstanding at December 31, 2019 and 2018	546	540
Additional paid-in capital	10,702,839	4,739,917
Accumulated deficit	(11,710,314)	(6,029,537)
Totalstockholders'deficit	(1,006,650)	(1,288,975)
Totalliabilitiesandstockholders'deficit	$ 2,579,333	$ 2,071,164

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.

Statements of Operations

For the years ended December 31, 2019 and 2018

	2019	2018

Revenue	$501,430	$82,860

Operating expenses:
Personnel	1,321,057	620,945
Research and development	3,188,359	762,844
Professional fees	367,467	328,932
Rent and facility costs	94,584	58,673
Shipping and freight	7,111	3,005
Travel	150,968	43,051
Depreciation and amortization	27,557	16,595
General and administrative	846,472	163,307
Loss on sale of equipment	1,668	34,910
Total operating expenses	6,005,243	2,032,262
Loss from operations	(5,503,813)	(1,949,402)

Other income (expense)
Unrealized gain (loss) on investments	15,060	(50)
Interest and dividend income	13,670	743
Interest expense	(205,694)	(217,334)
Net loss before income taxes	(5,680,777)	(2,166,043)
Provision for income taxes	-	-
Net loss	$(5,680,777)	$(2,166,043)
Net loss per common share - Basic and fully diluted	$(1.05)	$(0.41)

Weighted average number of shares
outstanding - Basic and fully diluted	5,410,001	5,273,464

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.

Statement of Changes in Stockholders’ Deficit

For the years ended December 31, 2019 and 2018

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance on December 31, 2017	-	$-	4,400,000	$440	$34,694	$(3,863,494)	$(3,828,360)

Common shares repurchased			(100,000)	(10)	(704)		(714)
Accounts payable converted to options immediately exercised			85,000	9	2,142		2,151
Convertible notes and accrued interest converted			682,727	68	870,715		870,783
Series A Preferred shares issued, net	1,049,491	105			3,415,494		3,415,599
Preferred stock issuance costs payable in shares of common stock					(36,000)		(36,000)
Stock based compensation			330,000	33	257,499		257,532
Contributed capital from related party forgiveness of debt					178,000		178,000
Warrants issued to postpone payment					18,077		18,077
Net loss						(2,166,043)	(2,166,043)
Balance on December 31, 2018	1,049,491	105	5,397,727	540	4,739,917	(6,029,537)	(1,288,975)

Series A Preferred shares issued, net	1,743,755	174			5,612,605		5,612,779
Preferred stock issuance costs payable in shares of common stock					(36,000)		(36,000)
Common stock issued for stock payable			63,100	6	64,987		64,993
Stock based compensation					321,330		321,330
Net loss						(5,680,777)	(5,680,777)
Balance on December 31, 2019	2,793,246	$279	5,460,827	$546	$10,702,839	$(11,710,314)	$(1,006,650)

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.

Statements of Cash Flows

For the years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities
Net loss	$(5,680,777)	$(2,166,043)
Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Unrealized (gain) loss on investment	(15,060)	50
Loss on sale of equipment	1,668	34,910
Depreciation and amortization	27,557	16,596
Stock based compensation	321,330	249,283
Warrants issued to postpone payment	-	18,077
Changes in operating assets and liabilities:
Prepaid expenses	81,730	(81,730)
Accounts receivable	(120,000)	-
Deposits	(2,991)	-
Accounts payable	(2,097)	(115,608)
Payroll liabilities	(7,982)	4,649
Related party payables	(1,910)	47,661
Accrued interest	205,694	213,144
Operating lease liability	3,382	-
Stock payable	64,896	14,043
Net cash used by operating activities	(5,124,560)	(1,764,968)

Cash flows from investing activities:
Purchase of equipment	(113,219)	(14,241)
Proceeds from the sale of fixed assets	1,001	49,000
Pending patent costs	(146,571)	(109,583)
Investment in related party company	(30,000)	-
Purchase of investments	(9,527)	(350,000)
Net cash used by investing activities	(298,316)	(424,824)

Cash flows from financing activities:
Repurchase of common stock	-	(714)
Payment on promissory notes	-	(200,000)
Payments on related party advances	(50,000)	-
Net proceeds from common stock issuances	-	8,250
Net proceeds from Series A preferred stock issuances	5,612,779	3,415,599
Proceeds from convertible notes	-	57,500
Proceeds from promissory notes	-	200,000
Net cash provided by financing activities	5,562,779	3,480,635

Net increase in cash and cash equivalents	139,903	1,290,843
Cash and cash equivalents, beginning of year	1,291,133	290
Cash and cash equivalents, end of year	$1,431,036	$1,291,133

Supplemental cash flow information:

Non-cash financing and investing activities:
Payroll liabilities converted to convertible note	-	$74,500
Related party liabilities converted to convertible notes	-	$270,000
Contribution of capital from related party for forgiveness of debt	-	$178,000
Convertible note and accrued interest converted to convertible note	-	$29,921
Convertible debt and accrued interest converted to common stock	-	$870,783
Lease liability arising from obtaining right of use asset	$67,162	-
Preferred stock issuance costs payable in shares of common stock	$36,000	$36,000
Common stock issued toward stock payable	$64,993	-
Accounts payable converted to options immediately exercised	-	$2,151

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. (“HSI”) was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI’s largest shareholder is EnergeticX.net, LLC, (“EGX”), a company controlled by the management of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $11.7 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, share based compensation, right of use assets, lease liabilities, and useful lives of equipment and patents.

Risks and Uncertainties

As of December 31, 2019, the Company had not commenced full scale operations. The Company’s activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s plans or failing to profitably operate the business.

Revenue Recognition and Contract Costs

The Company’s revenues are earned primarily from services provided relating to the design, system integration and other technological aspects associated with the development of deep down-hole drilling technology. The Company recognizes revenue in accordance to ASC 606. Under the standard, revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle. Contracts are primarily based on negotiated hourly billing rates of the actual time spent on the projects. The Company records revenue when the services have been performed and when the associated deliverables have been provided to the customer. Contract costs consist of direct labor and materials required to satisfy the specifications required under the contract. Revenue is not recognized for non- recoverable costs. The Company is reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts, if any, to reflect any loss anticipated on the accounts receivable balances.

Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is recognized in the statement of operations.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

At December 31, 2019 and December 31, 2018, the Company had $374,537 and $349,950 of investments in actively traded mutual funds (Level 1) subject to fair value measurement on a recurring basis, respectively (See Note 7).

Fair Value of Financial Instruments

The carrying amounts of financial instruments reported on the balance sheets including advances from related parties, convertible notes payable, and investments in a related party company, approximated their fair value as of December 31, 2019 and December 31, 2018.

Advertising & Marketing costs

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $250,026 and $30,632 in marketing costs, respectively, recorded in general and administrative costs.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was

$3,188,359 and $762,844 for the years ended December 31, 2019 and 2018, respectively.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, or stockholders’ equity as previously reported.

Investments

During the years ended December 31, 2019 and 2018 the Company was invested in mutual funds principally comprised of equity securities. The Company’s investments in mutual funds are measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on active markets making them a level 1 on the fair value hierarchy. Investments in mutual funds are classified as current on the balance sheets.

The Company also holds an equity investment in a related party private company that is accounted for using the cost method, adjusted for impairments. Investments in private companies are assessed for other-than-temporary impairment when significant events or changes in circumstances indicate that an other-than-temporary impairment may have occurred. An other-than-temporary impairment charge is recorded when the fair value of an investment has fallen below its carrying amount and the shortfall is expected to be indefinitely or permanently unrecoverable. At December 31, 2019, the investment is stated at actual cost, with no adjustments for impairment.

Share-Based Compensation

The Company measures the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Employee awards are accounted for under ASC 718 – where the awards are valued at grant date. For awards that vest, fair value is recognized over the requisite service period.

Patents

Patents are initially measured at the legal costs incurred in the filing process. Issued patents are being amortized on a straight-line basis over their estimated useful lives of 17 years. For pending patents, no life has yet to be determined. Once the patents are issued, these patents will be assigned a life and amortized over the life which was assigned. The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent’s carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Income Taxes

Income taxes are accounted for under the liability method. Under this method deferred income tax liabilities or assets are determined at the end of each period using the tax rate expected to be in effect when the taxes are expected to be paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets if there is uncertainty regarding their realization.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2019 and 2018.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2019: Preferred Series A shares convertible into 2,793,246 common shares, options to purchase 427,487 shares, convertible notes convertible into 51,704 shares, and warrants to purchase 21,830 shares. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2018: Preferred Series A shares convertible into 1,049,491 common shares, options to purchase 196,167 shares, convertible notes convertible into 27,611 shares, and warrants to purchase 21,830 shares (See Note 8).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Recent Accounting Pronouncements

On January 1, 2019, the Company adopted FASB Accounting Standards Update 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Upon implementation, the Company had two operating leases and determined these existing leases met the definition of short-term and elected the exemption not to record a lease liability and right-of-use asset for the existing operating leases. During 2019, the Company entered into one operating lease subject to ASC 842 and recorded an operating lease liability and right-of-use asset of $61,762 (See Note 10).

HyperSciences, Inc.

Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. ASU 2018-07 was effective for the Company in the first quarter of 2019. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations, and cash flows.

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The update removes, modifies and makes additions to the disclosure requirements on fair value measurements. The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Management is evaluating the impact of this update on the Company’s fair value measurement disclosures.

NOTE 2 – EQUIPMENT

Equipment consisted of the following at December 31, 2019 and 2018:

	2019	2018

Computers and Equipment	$60,146	14,241
Trucks and trailers	25,273	17,608
Tractors and Drills	65,535	15,535
	150,954	47,384
Accumulated depreciation	(31,633)	(16,029)
Total equipment	$119,321	31,355

Depreciation expense for the years ended December 31, 2019 and 2018 was $22,584 and $13,264 respectively. During the year ended December 31, 2019, the Company sold equipment of $2,669 net book value at a loss of $1,668. During the year ended December 31, 2018, the Company sold equipment of $83,910 net book value at a loss of $34,910.

NOTE 3 – PATENTS

Patents consisted of the following at December 31, 2019 and 2018:

	2019	2018

Pending patents	$385,655	256,075
Patents granted	85,308	68,316
	470,963	324,391
Accumulated amortization	(12,369)	(7,395)
Total patents	$458,594	316,996

HyperSciences, Inc.

Notes to Financial Statements

NOTE 3 – PATENTS, Continued:

Amortization expense for the years ended December 31, 2019 and 2018 was $4,974 and $3,332, respectively. The following table presents the estimated future amortization of finite-lived intangible assets for the next five fiscal years ending December 31:

2020	$ 5,018
2021	5,018
2022	5,018
2023	5,018
2024	5,018
Total	$ 25,090

Granted patents consist of seven patents at December 31, 2019 and six patents at December 31, 2018. These patents have been issued and are related to machinery used for the drilling and extraction of minerals. Six patent applications were purchased from EnergeticX.net, LLC, a related party and shareholder, in 2015. The Company recorded the patents at EnergeticX’s net carrying value.

Pending patents consist of costs related to thirty-three patent applications at December 31, 2019 and thirty-four at December 31, 2018, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No useful life has yet been determined for these patent applications. Once they are issued, they will be assigned a life and amortized over the assigned life. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

NOTE 4 – ACCOUNTS RECEIVABLE AND REVENUES FROM CUSTOMERS

Accounts Receivable

At December 31, 2019 and 2018, the Company had accounts receivable of $120,000 and nil, respectively. Accounts receivable at December 31, 2019, consisted of amounts due from two customers. The Company did not have an allowance for doubtful accounts as of December 31, 2019, as all amounts were deemed collectible.

Revenues

During the year ended December 31, 2019 and 2018, the Company contracted to perform feasibility and adaptation testing services relating to the use of extreme velocity for the drilling, tunneling and aerospace industries. At December 31, 2019 and 2018 the Company’s revenues were composed as:

	2019	2018
Drilling and Tunneling	$ 460,000	$ -
Aerospace	41,430	82,860
Total	$ 501,430	$ 82,860

The Company’s revenues were recognized from contracts with three customers in 2019 and one in 2018. During the year ended December 31, 2019, revenues from two customers comprised approximately 90% of the Company’s total revenues. All the Company’s contracts are with domestic customers.

The contracts established certain milestones (performance obligations) to be reached and corresponding amounts to be paid upon reaching those milestones. No significant judgments relating to the contracts were required as the contract milestones were clearly defined.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 4 – ACCOUNTS RECEIVABLE AND REVENUES FROM CUSTOMERS, Continued:

Revenue was recognized as its performance obligations were met, and as of December 31, 2019 and 2018, the Company had met all milestones and all revenue related to the contracts was recognized.

The Company incurred no incremental costs of obtaining a contract with a customer that are recoverable. In addition, there were no financing costs relating to obtaining the contracts.

Deferred Revenue

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a contract, it records deferred revenue, which represents a contract liability. The Company recognizes deferred revenue after it has satisfied its performance obligations to the customer and all revenue recognition criteria are met. The Company had no deferred revenue recorded at December 31, 2019 and 2018.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company currently has several convertible notes payable outstanding. A majority of the convertible notes payable have all exceeded their maturity dates. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (note holders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no declaration has been made by the Majority Investors to make the notes due and payable, and all the convertible notes not converted into common stock are classified as current and outstanding at December 31, 2019 and 2018.

In June through August of 2015, the Company entered into eleven convertible notes totaling $930,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $180,000 of the principal balances and $38,292 of accrued interest into 180,873 shares of common stock and $25,000 of principal balance and $4,921 of accrued interest into a new convertible note on February 28, 2018. The remaining $725,000 principal balance of these notes, including the related accrued interest, remain outstanding at December 31, 2019 and 2018.

In February 2016, the Company entered into two convertible notes totaling $225,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity. These notes and the related accrued interest remain outstanding at December 31, 2019 and 2018.

On June 9, 2016, the Company exchanged an account payable to a legal firm into a $35,000 convertible promissory note. The note matured on June 26, 2016, had an 8% interest rate, and was convertible into common shares at the discretion of the holder upon the occurrence of certain events. The note was amended on June 10, 2016 to extend the maturity date to January 31, 2017. Upon maturity, the note ceased to be convertible into equity. This note and the related accrued interest remain outstanding at December 31, 2019 and 2018.

In June through September of 2016, the Company entered into nine convertible notes totaling $785,000. The notes matured on January 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $25,000 of the principal balances, and the related accrued interest on those balances, into 23,130 shares of common stock on February 28, 2018. The remaining $760,000 principal balance of these notes and the related accrued interest remain outstanding at December 31, 2019 and 2018.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 5 – CONVERTIBLE NOTES PAYABLE, Continued:

From February through July 2017, the Company entered into eight convertible notes totaling $875,000. The notes matured on July 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain noteholders agreed to convert $85,000 of the principal balances, and the related accrued interest on those balances, into 91,589 shares of common stock on February 28, 2018. The remaining $790,000 of these notes and the related accrued interest remain outstanding at December 31, 2019 and 2018.

On August 7, 2017, the Company entered into a convertible note totaling $100,000. The note matured on August 7, 2018, had an 8% interest rate, and was convertible into common shares at the discretion of the holder or the Company. This note was converted into shares of the Company’s common stock on February 28, 2018.

On February 9, 2018, the Company agreed with EnergeticX.net, LLC to forgive and extinguish approximately $178,000 of the related party payables balance due from HSI to EGX and convert $270,000 into a convertible note, bringing the accounts payable balance due to EGX to zero. The note was then converted into 223,715 shares of the Company’s common stock on February 28, 2018, at a conversion price of approximately $1.21 per share.

On February 9, 2018, the Company agreed with Mark Russell, the Company’s CEO, to convert $74,250 of the payroll balance due him into a convertible note. This note was then converted into 52,131 shares of the Company’s common stock on February 28, 2018, at an average conversion price of approximately $1.42 per share.

On February 28, 2018, the Company entered into six convertible notes totaling $87,421. Amount consisted of $57,500 cash proceeds and $29,921 of principal and interest. The notes matured on August 7, 2018, had an 8% interest rate, and are convertible into common shares at the discretion of the holder or the Company. The board of directors then elected to immediately convert $51,250 of the note payable balance into 13,277 shares of common stock. The remaining balance of these notes after conversion was $36,171 at December 31, 2019 and 2018.

Interest expense related to convertible notes was $205,694 and $211,847 for the years ended December 31, 2019 and 2018, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

EnergeticX.net, LLC

The parent company and largest shareholder of HSI, EnergeticX.net, LLC (“EGX”), funded a significant portion of HSI’s expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HSI and EGX. Under these agreements all of HyperSciences testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014.

MineLab LLC and Radian Rare and Precious Metals

The Company also has contracted services through MineLab LLC and Radian Rare and Precious Metals (“RRPM”) that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock. Both of these companies are owned by Charles Russell, who is a 20% owner of EGX and a director of HSI. Charles also performed direct consulting services for the Company during 2019 and 2018.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 6 – RELATED PARTY TRANSACTIONS, Continued:

Match Hit Pvt. Ltd

In addition, the Company has entered into a non-binding term sheet with Match Hit Pvt. Ltd., a Sri Lankan private limited company partially owned by Charles Russell, on December 11, 2019, to purchase 40% of the issued outstanding stock for a total purchase price of $402,000 within one year of entering a definitive agreement. Pursuant to the term sheet, after the first three payments totaling $80,000, the Company will own 12% of the fully diluted stock in Match Hit Pvt. Ltd. After the fourth payment of $87,000, the Company will own 24% of the fully diluted capital stock, and after the fifth payment of $235,000, the Company will own 40% of the fully diluted capital stock. After all the aforementioned payments are made, the Company has an option to purchase up to the remaining 60% of the fully diluted capital stock for a purchase price of $1,300,000 plus a 5% Net Smelter Royalty from revenues derived from the real property and mineral exploration rights (See Note 11).

The following table is a summary of the related party transactions that occurred during the years ended December 31, 2019 and 2018:

	2019	2018
Consulting fees paid to Charles Russell	$225,000	$20,000
EGX expenses incurred for HSI	120,000	137,069
Total expenses	$345,000	$157,069

Advances Payable to Robert Russell*	$45,000	$95,000
Total advances payable	$45,000	$95,000

Investment in Match Hit Pvt. Ltd.	$30,000	$-
Total investments	$30,000	$-

Repayment of advances from Robert Russell*	$50,000	$-
Total repayments	$50,000	$-

Contributed capital from forgiveness of EGX debt	$-	$178,000
EGX liabilities converted to note	-	270,000
Total debt forgiveness and note transactions	$-	$448,000

*Robert Russell is the father of Mark and Charles Russell.

NOTE 7 – INVESTMENTS

During the year ended December 31, 2018 the Company invested $350,000 in actively traded mutual funds. For the years ended December 31, 2019 and 2018, there were no sales of securities, realized gains, or realized losses. Net unrealized holding gains on securities of $15,060 for the year ended December 31, 2019, and net unrealized holding losses on securities in the amount of $50 for the year ended December 31, 2018 have been recorded in other income in the statements of operations. Unrealized gains and losses during the years ended December 31, 2018 and 2019 are as follows:

December 31, 2018	Acquisition Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mutual Funds	$350,000	3,772	(3,822)	$349,950

December 31, 2019	Acquisition Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mutual Funds	$359,477	17,500	(2,440)	$374,537

HyperSciences, Inc.

Notes to Financial Statements

NOTE 7 – INVESTMENTS; Continued:

During the year ended December 31, 2019, the Company entered into a non-binding term sheet to purchase 40% of the equity of Match Hit Pvt Ltd. for $402,000 from a related party. As of December 31, 2019, the Company’s investment in the related party company was $30,000 (See Note 11).

NOTE 8 – STOCKHOLDERS’ EQUITY

General

In April of 2015, the Company’s board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan (“the Plan”). The Plan’s purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company’s business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciate rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on February 28, 2018 is 1,500,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred Stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company’s Common Stock to 15,000,000 and the number of Series A Preferred Stock to 4,050,000.

On February 28, 2018, the Company repurchased 100,000 shares of the Company’s common stock at a price of $0.0071429 per share, pursuant to the Company’s right to repurchase the shares. These shares are available to be reissued.

Common Stock Payable

At December 31, 2018, common stock payable of $50,043 related to contracts and agreements for professional services performed, A total of $100,896 was accrued in 2019 in common stock payable for professional fees. On October 21, 2019, the Company elected to convert $64,993 of the common stock payable balance into 63,100 shares of the Company’s common stock at a conversion price of $1.03 per share. The balance at December 31, 2019 was $85,946.

Restricted Stock Purchase Agreement

On February 28, 2018, the Company entered into a restricted stock purchase agreement with a service provider that allowed for the purchase of 330,000 shares of the Company’s restricted common stock for $0.025 per share. The right is subject to vesting provisions over the service period that release the Company’s right to repurchase the shares at $0.025 per share over a period of twenty-four months commencing on January 1, 2018. The entirety of these shares was purchased by the service provider on February 28, 2018 for $8,250. In connection with the purchase, share based compensation of $248,325 was recorded during the year ended December 31, 2018 and $222,545 during the year ended December 31, 2019. As of December 31, 2019, all stock compensation expense related to these shares has been recorded.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 8 – STOCKHOLDERS’ EQUITY, Continued:

The estimated fair value of the warrants at October 21, 2019 was calculated using the Black Scholes pricing model with the following assumptions:

Risk-free interest rate	1.8%
Expected life in years	10
Dividend yield	0%
Expected volatility (based on peer analysis)	135.27%

On February 28, 2018, the Board of Directors elected to issue a warrant to purchase .33% of the total diluted equity of the Company as of February 28, 2018, or 21,830 shares of common stock to the Company’s attorneys as compensation for a deferment of payment of $32,750 in legal fees, until the first closing of the Regulation A offering. The terms of the warrant provide that shares of common stock may be purchased at an exercise price equal to the per-share price of the stock sold during the Company’s Series A offering ($3.84). The expiration date of the warrant is the ten-year anniversary of its issuance. As of December 31, 2019, warrants had not been exercised. The warrants were valued at $18,077 and recorded in professional fees on the Statement of Operations during the year ended December 31, 2018.

The estimated fair value of the warrants at February 28, 2018 was calculated using the Black Scholes pricing model with the following assumptions:

Risk-free interest rate	3.070%
Expected life in years	10
Dividend yield	0%
Expected volatility (based on peer analysis)	59.30%

Preferred Series A Stock

During the years ended December 31, 2019 and 2018, the Company sold shares of preferred series A stock in a Regulation A Offering.

On May 15, 2019, the Board of Directors of the Company approved an additional offering of Series A Preferred Shares of the Company pursuant to Regulation D, Rule 506(c) in an amount equal to $1,250,000 with oversubscription up to $1,350,000 at $3.84 per share (the “Reg D Offering”).

During the years ended December 31, 2019 and 2018, the Company has issued a total of 1,743,755 and 1,049,491 shares of Series A Preferred Stock for gross proceeds of $6,695,564 and $4,030,501 with net proceeds of $5,612,779 and $3,415,599 after issuance costs of $1,082,785 and $614,902, respectively. (See note 11)

Series A Preferred Stock holders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock. Preferred shareholders are also entitled to a liquidation preference over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Preferred shareholder as a group if at least 651,000 shares outstanding, without their majority vote, can block the Company from altering or changing the rights of the preferred shares, amending the certificate of incorporation, increasing or decreasing the authorized number of preferred stock or shares in the corporation’s equity incentive plan, and changes in directors. Preferred shareholders can also block the Company from authorizing or creating any new class or series of capital stock as well as preventing dividend declarations (within certain boundaries) for common stock holders.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 8 – STOCKHOLDERS’ EQUITY, Continued:

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable Original Issue price by the conversion price (1:1 basis with some adjustments). The Preferred shares also have anti-dilution rights that adjust the number of shares of common stock issuable upon conversion of the shares of the series A preferred stock in the event of a stock split, stock dividend, or other distribution of property to holders of common stock, or certain issuances of Stock with a price per share less than $3.84.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee.

Stock Options

On October 21, 2019, the Board of Directors elected to grant stock options to eleven parties, totaling 231,320 options. The options each have an exercise price of $1.03 and have a term of 10 years. Of the options issued, 83,213 options were fully vested at grant date. The remaining 148,107 options vest over a period of 36 months.

For the options issued in 2019, the fair market value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.03); 2) expected stock price volatilities (135.27%) based on the historical volatilities of the daily closing prices of comparable public companies’ common stock; 3) a risk-free interest rate (1.8%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the grant; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock option transactions under the Company’s plan for the years ended December 31, 2019 and 2018 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2018	281,167	$0.025	9 years
Exercised	85,000	$0.025	9 years
Outstanding at December 31, 2018	196,167	$0.025	8 years
Granted	231,320	$1.03	10 years
Outstanding at December 31, 2019	427,487	$0.57	9.1 years
Exercisable and outstanding at December 31, 2019	279,380	$0.32	8.6 years

At December 31, 2019, the stock options have an intrinsic value of approximately $197,148.

The share-based compensation expense recognized for options outstanding during the years ended December 31, 2019 and 2018 was $83,168 and $958, respectively. Future stock compensation expense related to these awards to be recognized during the years ending December 31, 2020, 2021 and 2022 is expected to be approximately $53,279, $52,472, and $42,277, respectively. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 9 – INCOME TAXES

As of December 31, 2019, the Company has a net operating loss carryforward of approximately $11,200,000 to reduce future federal taxable income some which begin to expire in the year 2035. Net operating losses for the years ended December 31, 2019 and 2018, were approximately $5,600,000 and $2,200,000, respectively, and don’t expire subject to an 80% limitation.

Due to operating losses the Company’s effective tax rate was zero as of December 31, 2019 and 2018. This results in a tax asset of approximately $2,300,000 using a statutory rate of 21% and a change in valuation allowance of approximately $1,100,000.

A reconciliation between the statutory federal income tax rate and the Company’s tax provision (benefit) is as follows:

	December 31, 2019	December 31, 2018
Provision (benefit) computed using the statutory rate	$(1,192,963)	(454,869)
Permanent differences	69,701	(44,044)
Change in valuation allowance	1,123,262	498,913
Total income tax provision (benefit)	$-	-

The components of the Company’s net deferred tax assets (liabilities) are as follows:

	December 31, 2019	December 31, 2018
Net operating loss carryforwards	$2,359,772	1,215,161
Property, plant and equipment	(32,933)	(13,454)
Other	7,582	9,452
Net deferred tax assets	2,334,421	1,211,159
Valuation allowance	(2,334,421)	(1,211,159)
Net deferred tax assets	$-	-

The Company’s deferred tax asset consists primarily of carryforward net operating losses (“NOLs”). Due to uncertainty, as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035 through 2037 (with the 2019 and 2018 carryforwards having no expiration date), the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2016 are subject to federal and state tax examinations. Any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2019 and 2018.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 10 – LEASES

Right of Use Asset – Office Lease

On April 1, 2019, the Company entered into an operating lease agreement to rent office space in Tukwila, Washington. The office lease commenced April 1, 2019 and expires March 31, 2021. The monthly lease payments for the first year is $2,904 and for the second year is $2,991. The lease does not include any provision that would allow the lessor or lessee to elect to extend the lease at the end of the lease term. Upon commencement of this lease, the Company recognized a right of use asset and lease liability of $67,162. The right of use asset and lease liability have been recorded at the present value of the future minimum lease payments, utilizing a 5% average borrowing rate. At December 31, 2019, the remaining lease term is 1.25 years.

As of December 31, 2019, future lease payments are as follows:

2020	$35,632
2021	8,973
44,605
Amount representing interest	1,631
Lease obligation, net	46,236
Less current portion	(34,094)
Lease obligation – long term	$12,142

For the year ended December 31, 2019, costs of $26,528 relating to the office lease were recognized as rent and facility costs in the statement of operations.

Short-Term Leases

At December 31, 2019, the Company has two month to month operating leases classified as short-term. Expenses relating to short term operating leases and other rents were $68,056 and $58,673 at December 31, 2019 and 2018, respectively.

NOTE 11 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, December 31, 2019, through June 8, 2020, the date these financials were available for issuance, and identified the following subsequent events:

In January and February 2020, the Company paid a total of $51,215 toward the investment in Match Hit Pvt. Ltd. discussed in Note 6.

On January 3, 2020, the Company issued 6,510 Preferred shares at $3.84 per share for total cash proceeds of $24,998.

On January 23, 2020, the Company issued 19,530 Preferred shares at $3.84 per share for total cash proceeds of $74,995.

On February 21, 2020, the Company issued 6,511 Preferred shares at $3.84 per share for total cash proceeds of $25,002.

HyperSciences, Inc.

Notes to Financial Statements

NOTE 11 – SUBSEQUENT EVENTS, Continued:

On February 14, 2020, the Company entered into that certain Loan Repayment Agreement by and between the Company and W Fund LP and Washington Research Foundation (the “W Fund/WRF Loan Repayment Agreement”), Company agreed to repay the unpaid principal balance of Notes owned by W Fund LP and Washington Research Foundation, and W Fund LP and Washington Research Foundation agreed that such repayment of the unpaid principal of their Notes will constitute full and fair satisfaction of their Notes.

On February 14, 2020, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the “2020 Note Amendment”) by and between the Company and the noteholders that are party thereto (the “Noteholders”), whereby the Noteholders (i) waived the pari passu provision of the Notes in order to allow for early repayment of the principal balance on the notes owned by W Fund LP and Washington Research Foundation prior to repayment of any other notes; (ii) agreed to convert certain outstanding amounts of the notes to Series A Preferred Stock in the Company and/or seek repayment of certain outstanding amounts of the Notes; and (iii) agreed to not declare remaining notes in default until at least four (4) months from the February 14, 2020, the effective date of the Amendment document. In exchange for the foregoing, W Fund LP and Washington Research Foundation assigned the accrued interest on the notes owned by W Fund LP and Washington Research Foundation to the other Noteholders on a pro-rata basis.

On February 28, 2020, the Company paid $125,000 cash to settle the principal of the convertible note owned by Washington Research Foundation pursuant to the W Fund/WRF Loan Repayment Agreement.

On March 4, 2020, the Company paid $375,000 cash to settle the principal of the convertible note owned by W Fund LP pursuant to the W Fund/WRF Loan Repayment Agreement.

On March 31, 2020, the Company converted $36,794 of common stock payable into 35,722 common shares.

On March 31, 2020, the Board of Directors elected to grant stock options to related and unrelated parties, totaling 149,590 options. The options each have an exercise price of $1.03 and a term of 10 years. Of the options issued, 29,853 options were fully vested at the grant date. The remaining 119,731 options vest over a period of up to 36 months.

On April 17, 2020, the Company converted $1,104,188 of convertible note principal and $645,921 of accrued interest into 607,682 shares of Series A Preferred stock.

On May 27, 2020, the Company converted $36,171 of convertible note principal and $6,525 of accrued interest into 14,825 shares of Series A Preferred stock.

On June 2, 2020, the Company issued 2,605 Preferred shares at $3.84 per share for total cash proceeds of $10,003.

Item 8. Exhibits

2.1	First Amended and Restated Certificate of Incorporation*
2.2	Amended and Restated Bylaws*
6.1	2015 Equity Incentive Plan*
6.2	Form of Series A Preferred Subscription Agreement*
6.3	Investors’ Rights Agreement*
6.4	Right of First Refusal and Co-Sale Agreement*
6.5	Voting Agreement*
6.6	University of Washington License Agreement*
6.7	EnergeticX License Agreement (Exhibit F)*
6.8	EnergeticX License Agreement (Exhibit G)*
6.9	Convertible Note Side Letter Agreement*
6.10	Shell Agreement*
6.11	Letter of Intent*
6.12	JIP Shell Amendment*
6.13	EnergeticX License Termination Agreement
6.14	EnergeticX Amended and Restated License Agreement
8	Form of Escrow Agreement*
11	Independent Auditor’s Consent

*Previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 12, 2020.

HyperSciences, Inc.

By:     /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:     /s/ Mark Russell

Mark Russell, Chief Executive Officer and Director

Date: June 12, 2020

By:     /s/ Kemper Rojas

Kemper Rojas, Chief Financial Officer

Date: June 12, 2020

By:      /s/ Charles Russell

Charles Russell, Director

Date: June 12, 2020